[LETTERHEAD OF AIG SUNAMERICA MUTUAL FUNDS]

October 30, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Equity Funds

Securities Act File No. 333-153767

Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Equity Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Securities Act File No. 333-153767) (the “Amendment”) so that the Amendment is declared effective on Friday, October 31, 2008, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness. Please call Elliot Gluck of Willkie Farr & Gallagher LLP at 212-728-8138.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 30, 2008

Very truly yours,

SunAmerica Equity Funds

By:	/s/ Kathleen Fuentes
Kathleen Fuentes
Assistant Secretary

AIG SunAmerica Capital Services, Inc.

By:	/s/ James Nichols
James Nichols
President and Chief Executive Officer